Exhibit 99.1

Chongqing Alpha and Omega Semiconductor Limited

REPORT OF INDEPENDENT AUDITOR
The Board of Directors of Chongqing Alpha and Omega Semiconductor Limited
Opinion
We have audited the financial statements of Chongqing Alpha and Omega Semiconductor Limited ("the Company") which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, equity and cash flows for the years ended December 31, 2023 and 2022, and the related notes to the financial statements (collectively referred to as the "financial statements").
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022 in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
The financial statements of the Company have been prepared with the purpose of providing financial information to Alpha and Omega Semiconductor Limited ("AOS") to assist AOS in satisfying its reporting responsibilities under Regulation S-X, Rule 3-09.
Convenience Translation
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1(d) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People's Republic of China.
Responsibilities of management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People's Republic of China
August 20, 2024

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
BALANCE SHEETS
(In thousands)

		December 31,
		2022	2023
	Notes	RMB	RMB	US$ (Note 1(d))
ASSETS
Current assets:
Cash and cash equivalents	3	302,217	168,471	23,729
Accounts receivable, net		2,962	20,950	2,951
Amounts due from related parties, net	14	241,954	153,990	21,689
Inventories	4	384,916	295,779	41,660
Prepayments and other current assets	5	22,792	11,625	1,637
Total current assets		954,841	650,815	91,666
Property and equipment, net	6	1,753,230	2,023,919	285,063
Land use right, net		53,122	51,912	7,312
Intangible assets, net	7	340,565	281,107	39,593
Operating lease right-of-use assets, net	10	76,993	71,757	10,107
Restricted cash - long-term		14,000	14,000	1,972
Other long-term assets		64,359	22,699	3,197
Total non-current assets		2,302,269	2,465,394	347,244
TOTAL ASSETS		3,257,110	3,116,209	438,910
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		96,698	107,976	15,208
Amounts due to related parties	14	96,376	65,612	9,242
Accrued liabilities	8	219,678	247,044	34,796
Short-term debts	9	451,335	183,798	25,887
Finance lease liabilities		28,000	-	-
Operating lease liabilities	10	11,625	8,288	1,167
Total current liabilities		903,712	612,718	86,300
Long-term debts	9	184,623	451,440	63,584
Operating lease liabilities - long-term	10	66,600	64,549	9,092
Total non-current liabilities		251,223	515,989	72,676
TOTAL LIABILITIES		1,154,935	1,128,707	158,976
Commitments and contingencies (Note 15)
Equity:
Paid-in capital	11	2,817,675	2,817,675	396,861
Additional paid-in capital	11	308,567	308,567	43,461
Accumulated deficit		(1,024,067)	(1,138,740)	(160,388)
TOTAL EQUITY		2,102,175	1,987,502	279,934
TOTAL LIABILITIES AND EQUITY		3,257,110	3,116,209	438,910

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
STATEMENTS OF OPERATIONS
(In thousands)

		For the years ended
	Notes	2022	2023
		RMB	RMB	US$ (Note 1(d))
Revenue (include RMB1,239,221 and RMB708,070 from related parties for the years ended December 31, 2022 and 2023, respectively)		1,364,784	883,756	124,474
Cost of goods sold		1,311,570	912,451	128,516
Gross profit (loss)		53,214	(28,695)	(4,042)

Operating expenses:
Research and development		22,710	29,472	4,151
Selling, general and administrative		34,524	34,444	4,851
Other operating income, net		(20,555)	(13)	(2)
Total operating expenses		36,679	63,903	9,000
Operating income (loss)		16,535	(92,598)	(13,042)
Interest expense, net		(32,659)	(25,143)	(3,541)
Other income, net		14,779	3,068	432
Net loss before income taxes		(1,345)	(114,673)	(16,151)
Income tax expense	13	-	-	-
Net loss		(1,345)	(114,673)	(16,151)

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
STATEMENTS OF EQUITY
(In thousands)

	Paid-in capital	Additional paid-in capital	Accumulated deficit	Total
	RMB	RMB	RMB	RMB
Balance at December 31, 2021	2,525,474	12,466	(1,022,722)	1,515,218
Issuance of ordinary shares to new investors	212,899	296,101	-	509,000
Issuance of restricted shares to employees	79,302	-	-	79,302
Net loss	-	-	(1,345)	(1,345)
Balance at December 31, 2022	2,817,675	308,567	(1,024,067)	2,102,175
Net loss	-	-	(114,673)	(114,673)
Balance at December 31, 2023	2,817,675	308,567	(1,138,740)	1,987,502

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years ended December 31
	2022	2023
	RMB	RMB	US$ (Note 1(d))
Cash flows from operating activities
Net loss	(1,345)	(114,673)	(16,151)
Adjustments to reconcile net loss to net cash provided by operating activities:
Allowance for credit losses	245	(68)	(10)
Inventory write-down	62	5,434	765
Impairment of property and equipment	4,933	7,975	1,123
Noncash lease expenses	8,615	8,090	1,139
Depreciation and amortization	213,416	209,248	29,472
Loss on disposal of property and equipment	64	299	42
Foreign currency exchange loss	3,280	676	95
Changes in assets and liabilities:
Accounts receivable	(2,004)	(18,006)	(2,536)
Amounts due from related parties, net	54,390	88,050	12,402
Inventories	(58,183)	83,703	11,789
Prepayments and other current assets	12,152	6,167	869
Accounts payable	(95,080)	11,278	1,588
Amounts due to related parties	(303,120)	(30,927)	(4,356)
Accrued liabilities	32,552	(41,286)	(5,813)
Operating lease liabilities	(7,000)	(8,241)	(1,161)
Net cash (used in) provided by operating activities	(137,023)	207,719	29,257
Cash flows from investing activities:
Purchase of property and equipment	(205,119)	(318,048)	(44,796)
Disposal of property and equipment	126	119	17
Net cash used in investing activities	(204,993)	(317,929)	(44,779)
Cash flows from financing activities:
Proceeds from bank borrowings	400,000	450,000	63,380
Repayments of bank borrowings	(399,213)	(452,751)	(63,769)
Principal payments on financing leases	(108,000)	(23,000)	(3,239)
Proceeds from issuance of restricted shares to employees	79,302	-	-
Proceeds from issuance of ordinary shares to new investors	509,000	-	-
Net cash (used in) provided by financing activities	481,089	(25,751)	(3,628)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	30,888	2,215	313
Net increase in cash, cash equivalents and restricted cash	169,961	(133,746)	(18,837)
Cash, cash equivalents and restricted cash at the beginning of the year	146,256	316,217	44,538
Cash, cash equivalents and restricted cash at end of the year	316,217	182,471	25,701
Supplemental disclosures of cash flow information:
Cash and cash equivalents	302,217	168,471	23,729
Restricted cash, non-current	14,000	14,000	1,972
Total cash and cash equivalents and restricted cash	316,217	182,471	25,701
Cash paid for interest	33,365	26,366	3,657
Supplemental disclosures of non-cash investing information:
Property and equipment purchased during the current period but not yet paid	64,803	67,954	9,571

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

1. The Company and Significant Accounting Policies
(a) History and Principal Activities
Chongqing Alpha and Omega Semiconductor Limited ("CQAOS", "the Company") was incorporated in Chongqing, China on April 22, 2016. It was invested by Alpha and Omega Semiconductor Limited ("AOS") with two investment funds owned by the Municipality of Chongqing (the "Chongqing Funds") by entering into a joint venture contract, for the purpose of constructing and operating a power semiconductor assembling, testing and wafer fabrication facility in the Liangjiang New Area of Chongqing, the People of Republic China.
(b) Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").
(c) Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, the Company's financial statements will be affected. On an ongoing basis, the Company evaluates the estimates, judgments and assumptions including principal-versus-agent determination for revenue recognition, allowance for credit loss, inventory reserves, warranty accrual, income taxes, leases, impairment and useful lives for property and equipment and intangible assets.
(d) Foreign currency transaction and translation
Foreign currency transactions are translated into the functional currencies using the exchange rates prevailing at the beginning of the month. Foreign exchange gains and losses, resulting from the settlement of such transactions and from the re-measurement of monetary assets and liabilities denominated in foreign currencies using exchange rates at month end, are recognized in the statements of operations.
The Company's reporting currency and functional currency is Renminbi ("RMB"). Translations of balances in the balance sheets, statements of operations and statements of cash flows from RMB into U.S. Dollars ("US$") as of and for year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999 on December 29, 2023, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 29, 2023, or at any other rate.
(e) Cash, cash equivalents and restricted cash
Cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less. Cash equivalents are highly liquid investments with stated maturities of three months or less as of the dates of purchase. The carrying amounts reported for cash and cash equivalents are considered to approximate fair values based upon their short maturities.
As a condition of the loan arrangements, the Company is required to keep a compensating balance at the issuing bank. The balance has been excluded from the Company's cash and cash equivalents balance and are classified as restricted cash in the Company's balance sheets.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

1. The Company and Significant Accounting Policies - continued
(f) Current expected credit loss
The Company adopted the CECL model since July 1, 2021 and the estimate of expected credit losses will be (1) recognized immediately upon either origination or acquisition and (2) adjusted in each subsequent reporting period. The allowance for credit loss is based on assessment of the collectability of accounts receivable from customers and amount due from related parties. The Company reviews the allowance by considering factors such as historical collection experience, credit quality, and current economic conditions that may affect a customer's ability to pay. The Company writes off a receivable and charges against its recorded allowance when it has exhausted its collection efforts without success.
(g) Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:
• Level 1 - Quoted prices in active markets for identical assets or liabilities.
• Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
• Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
(h) Fair Value of Financial Instruments and others
The fair value of cash equivalents is based on observable market prices and have been categorized in Level 1 in the fair value hierarchy. Cash equivalents consist primarily of short-term bank deposits. The carrying values of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to their short-term maturities. The carrying value of the company's debt is considered a reasonable estimate of fair value which is estimated by considering the current rates available to the Company for debt of the same remaining maturities, structure and terms of the debts.
The Company measures certain long-lived assets at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets is below its recorded cost and impairment is required. Fair value of the property and equipment in impairment testing were determined by the Company based on either quoted market price, if available, or the income approach using the discounted cash flows associated with the underlying assets, which incorporated certain assumptions including projected revenue, growth rates and projected operating costs, expectation of management and projected trends of current operating results.
The Company recorded impairment charges of RMB4,933 and RMB7,975 (US$1,123) for certain property and equipment for the years ended December 31, 2022 and 2023 respectively. The impairment was recorded in cost of goods sold in its statements of operations.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

1. The Company and Significant Accounting Policies - continued
(i) Inventories
The Company carries inventories at the lower of cost or net realizable value. Cost of inventory includes semiconductor wafer and raw materials, labour, depreciation expenses and other manufacturing expenses and overhead, and assembling and testing fees paid to third parties if subcontractors are used. Valuation of inventories are based on the Company's periodic review of inventory quantities on hand as compared with its sales forecasts, historical usage, aging of inventories, production yield levels and current selling prices. If actual market conditions are less favourable than those forecasted by management, additional future inventory write-downs may be required. Once established, adjustments to inventory are not reversed.
(j) Property and equipment, net
Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items and the costs incurred to make the assets ready for their intended use.
Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Useful life
Building	20 ~ 30 years
Manufacturing machinery and equipment	10 ~ 15 years
Facility Machinery and Equipment	10 ~ 15 years
Software	3 ~ 10 years
Office furniture and equipment	3 ~ 5 years
Vehicle and other fix asset	4 years
Tooling and instrument	5 years
Construction in progress represent equipment received but the necessary installation has not been fully performed or building construction and leasehold improvements that have been started but not yet completed. Equipment and construction in progress are stated at cost and transferred to respective asset class when fully completed and ready for their intended use.
Software is externally purchased which is amortized over three to ten years on a straight-line basis. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized as selling, general and administrative expenses in the statements of operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.
(k) Land use right, net
The land use rights represent the operating lease prepayments for the rights to use the land in the PRC under Accounting Standards Codification Topic 842, Leases (“ASC 842”), which are amortized on a straight-line basis over the remaining term of the land use right. In March 2017, The Company acquired the land use right from the PRC government with a consideration of RMB60,178 (US$8,476). The land use right will expire on November 30, 2066. Amortization expense of land use rights for the years ended December 31, 2022 and 2023 amounted to RMB1,210 and RMB1,210 (US$170) respectively.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

1. The Company and Significant Accounting Policies - continued
(l) Impairment of Long-lived Assets
Long-lived assets are reviewed for impairment in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets with definite lives are not impaired unless undiscounted cash flow is less than the carrying value, at which time impairment is recorded for the difference between carrying value and fair value.
(m) Government Grants
The Company occasionally receives government grants that provide financial assistance for certain eligible expenditures in China. These grants include reimbursements on interest expense on bank borrowings, payroll related subsidy, as well as other business expansion credits. Grants received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Grants received with government specified performance obligations are recognized when all the obligations have been fulfilled and cash is received. If such obligations are not satisfied, the Company may be required to refund the subsidy. The Company records such grants either as a reduction of the interest expenses, related expense, or as other income depending upon the nature of the grant. For the year ended December 31, 2023, the Company reduced interest expense by RMB232 (US$33), reduced general and administrative expenses by RMB1,345 (US$189), reduced research and development expenses by RMB100 (US$14) and recorded other income of RMB175 (US$25) upon receipt of cash from government.
(n) Revenue Recognition
The Company's revenue is derived from the sales of silicon chips and wafer, providing assembly and testing ("A&T") service, and other revenue including sales of raw materials and scrapped materials.
The Company determines revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, a performance obligation is satisfied. The Company recognizes product revenue at a point in time when product is shipped to customer, and service revenue once rendered. The Company presents revenue net of sales taxes. The standard payment terms range from 30 to 90 days.
The Company's performance obligations relate to contracts with a duration of less than one year. The Company elected to apply the practical expedient provided in ASC 606, "Revenue from Contracts with Customers". Therefore, the Company is not required to disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.
The following is a summary of revenue by type:

	Years ended December 31
	2022	2023
	RMB	RMB	US$
Product	1,334,522	871,777	122,788
Service	11,499	-	-
Others	18,763	11,979	1,686
Total	1,364,784	883,756	124,474

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

1. The Company and Significant Accounting Policies - continued
(o) Cost of goods sold
Cost of goods sold primarily consists of costs associated with semiconductor wafers, assembling and testing, shipping and handling, personnel, overhead attributable to manufacturing, impairment loss on manufacturing equipment, operations and procurement, and costs associated with yield improvements, capacity utilization, warranty and valuation of inventories.
(p) Leases
The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets and lease liabilities are recognized for all leases based on the present value of the future minimum lease payments over the lease term at commencement date. The Company uses an estimate of its incremental borrowing rate based on the information available at the lease commencement date. ROU assets also include any lease payments made and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.
The Company classifies its leases into operating lease and finance lease. Operating leases are included in operating lease ROU assets and operating lease liabilities on the Company's balance sheets. Finance leases are included in property and equipment and finance lease liabilities on the balance sheets. Operating lease expense is recognized on a straight-line basis over the lease term, lease liability is amortized using the effective interest method over the lease period. The Company does not record leases on the balance sheet with a term of one year or less.
The Company leased certain idle manufacture equipment to related parties. The Company determines if an arrangement is a lease at inception. All leases are classified as operating leases and rents are recognized on a straight-line basis over the terms of the leases when collectability is probable, and the lessee has taken possession or controls the physical use of the leased equipment. The leased equipment is recognized in the statement of balance sheets as property and equipment, which lease income, net of depreciation expenses of the leased equipment, is recorded as other operating income, net in the statements of operations.
(q) Product Warranty
The Company provides a standard two-year warranty for the products from the date of purchase by the customers. The Company accrues for estimated warranty costs at the time revenue is recognized. The Company's warranty obligation is affected by product failure rates, labor and material costs for replacing defective products, related freight costs for failed parts and other quality assurance costs. The Company monitors its product returns for warranty claims and maintains warranty reserves based on historical experiences and anticipated warranty claims known at the time of estimation.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

1. The Company and Significant Accounting Policies - continued
(r) Provision for Income Taxes
Income tax expense or benefit is based on income or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts.
Significant management judgment is required in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or research and experimentation tax credit carry-forwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. The Company considers all available positive and negative evidence when assessing whether it is more likely than not that deferred tax assets are recoverable. The Company considers evidence such as our past operating results, the existence of cumulative losses in recent years and our forecast of future taxable income.
The Financial Accounting Standards Board (“FASB”) issued guidance which clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management.
(s) Share-based compensation
The Company grants restricted shares to the certain employees ("Share-based Awards"). The Company accounted for the Share-based Awards in accordance with ASC 718 Compensation—Stock Compensation. Vesting of Share-based Awards is subject to certain service and performance conditions. Employees are not entitled to transfer or redeem the share until twelve months after the Company completes initial public offering (“IPO condition”). Share-based Awards are measured at the grant date fair value using market approach and share-based compensation expenses are amortized on a straight-line basis over the service term but will not be recognized before the IPO condition is satisfied, at which time the cumulatively vested amount will be recognized.
2. Concentration of Credit Risk and Significant Customers
The Company manages its credit risk associated with exposure to customers on outstanding accounts receivable through the application of credit approvals, credit ratings and other monitoring procedures.
Credit sales, which are mainly on credit terms of 30 to 90 days, are only made to customers who meet the Company's credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. The Company considers its financial assets to be of good credit quality because its customers have long-standing business relationships with the Company and the Company has not experienced any significant bad debt write-offs of accounts receivable in the past. The Company closely monitors the aging of accounts receivable from customers, and regularly reviews their financial positions, where available.
The only customer whose revenue or accounts receivable balances were 10% or higher than the respective total amounts is the Company's related party, AOS Group. See note 14 for details of balance and transaction with AOS Group.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

3. Cash and cash equivalents

	As of December 31,
	2022	2023
	RMB	RMB	US$
Cash at bank	302,217	168,471	23,729

Denominated in:
US$	101,561	99,151	13,965
RMB	200,656	69,320	9,764
Certain cash and bank balances denominated in US$ were deposited with banks in the PRC. The conversion of these US$ denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.
4. Inventories

	As of December 31,
	2022	2023
	RMB	RMB	US$
Raw materials	222,962	171,091	24,098
Work in progress	116,948	92,399	13,015
Finished goods	45,006	32,289	4,547
Inventories	384,916	295,779	41,660
The Company writes down inventory for any excess or obsolete inventories or when the Company believes that the net realizable value of inventories is less than the carrying value. For the years ended December 31, 2022 and 2023, the Company wrote down inventory of RMB62 and RMB5,434 (US$765), respectively.
5. Prepayments and other current assets

	As of December 31,
	2022	2023
	RMB	RMB	US$
Prepaid maintenance	2,508	414	58
Prepayment to supplier	4,629	1,744	246
VAT receivable	7,859	6,875	968
Others	7,796	2,592	365
Prepayments and other current assets	22,792	11,625	1,637

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

6. Property and equipment, net
Property and equipment, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Building	372,042	375,359	52,868
Manufacturing machinery and equipment	1,759,122	1,916,668	269,957
Equipment and tooling	256,972	265,001	37,325
Software	45,561	52,379	7,377
Office furniture and equipment	25,628	24,936	3,512
Vehicle and other fix asset	8,209	10,984	1,547
Long-term deferred expense	294	345	49
less: accumulated depreciation	(847,777)	(973,726)	(137,146)
Accumulated impairment loss	(9,746)	(17,721)	(2,496)
Equipment and construction in progress	142,925	369,694	52,070
Property and equipment, net	1,753,230	2,023,919	285,063
The depreciation for property and equipment for the years ended December 31, 2022 and 2023 were RMB153,958 and RMB148,580 (US$20,927) respectively. For the years ended December 31, 2022 and 2023, RMB4,814 and RMB7,975 (US$1,123) were recognized as impairment loss on manufacturing equipment, respectively.
7. Intangible assets, net
Intangible assets, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Patents and technology rights	571,243	571,243	80,458
Less: accumulated amortization	(230,678)	(290,136)	(40,865)
Intangible assets, net	340,565	281,107	39,593
The Company amortizes its intangible assets of patents and technology rights relating to power device semiconductors and wafer production over their estimated useful lives of 7 to 15 years. Amortization expenses for the years ended December 31, 2022 and 2023 were RMB59,458 and RMB 59,458 (US$8,374), respectively.
Amortization expenses of the above intangible assets are expected to be approximately RMB59,458, RMB59,458, RMB59,458, RMB59,458 and RMB43,275 for the years ending December 31, 2024, 2025, 2026, 2027, and 2028, respectively.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

8. Accrued Liabilities

	As of December 31,
	2022	2023
	RMB	RMB	US$
Accrued compensation and benefits	66,867	52,560	7,403
Accrued property and equipment	79,535	147,326	20,750
Warranty accruals	13,806	7,318	1,031
Accrued interest	2,334	1,703	240
Advance from customers	13,846	586	83
Others	43,290	37,551	5,289
Accrued Liabilities	219,678	247,044	34,796

9. Bank borrowings
Short-term debts
On December 27, 2022, the Company entered into a one-year credit facility agreement with China Citic Bank to borrow a maximum of RMB100 million at a floating interest rate based on one-year Loan Prime Rate in China ("LPR") minus 17 basis points. The Company drew down RMB100 million at interest rate of 3.48% per annum. As of December 31, 2023, the principal and interest of the loan have been fully repaid.
On April 14, 2021, the Company entered into a credit facility with China Everbright Bank in China to borrow a maximum of RMB100 million. The borrowing can be in either RMB or US$ and be repaid in the same currency. The loan consists of RMB50 million for working capital borrowings in RMB and RMB50 million for trade financing in US$. The loan is collateralized by eligible accounts receivable of RMB50 million. In 2021, the Company drew down RMB50 million and US$7.6 million, at respective interest rate of 5.1% and 2.7% per annum. As of December 31, 2022, the principal and interest of the loan have been fully repaid.
On July 19, 2022, The Company entered into a credit facility agreement with The Export-Import Bank of China to borrow a maximum of RMB 200 million. This loan is secured by the buildings and certain equipment owned by the Company with a carrying value of RMB566 million as of December 31, 2022. This loan shares collateral rights under YinHai financing lease signed on May 9, 2018 and the RMB 200 million long-term loan signed on March 12, 2019 with The Export-Import Bank of China. On July 22, 2022, the Company drew-down RMB200 million for one year at an interest rate of 3.1% per annum. As of December 31, 2023, the principal and interest of the loan have been fully repaid.
Long-term debts
On December 18, 2019, the Company entered into a loan agreement with China Development Bank in the amount of US$24.0 million. The loan agreement is secured by certain assets of the Company with a net carrying value of RMB1,052 million as of December 31, 2023. Beginning December 18, 2020, The Company will make consecutive semi-annual payments of principal until December 8, 2024. The interest was initially calculated based on the London Inter-Bank Offered Rate (“LIBOR”) of 6 months plus 2.8%, subsequent to June 30, 2023, the benchmark of interest rate was modified to Secured Overnight Financing Rate (“SOFR”), and the credit spread was increased to 3.23%. The interest is required to be paid on March 21 and September 21 each year. As of December 31, 2023, the outstanding balance of the loan was US$5.2 million (RMB37 million) at interest rate of 8.56% per annum. The loan will be due within one year.
On April 26, 2020, the Company entered into a credit facility agreement with China Development Bank, Agricultural Bank of China, China Merchants Bank and Chongqing Rural Commercial Bank (collectively, "the Banks") in the aggregate principal amount of RMB250 million. This loan shares collateral rights with the US$24.0 million long-term loan signed on December 18, 2019 with China Development Bank. Beginning December 18, 2020, the Company is required to make consecutive semi-annual payments of principal until

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

December 8, 2024. Interest payment is due on March 20, June 20, September 20 and December 20 of each year based on one-year LPR plus 1.3%. The Company drew-down RMB250 million in May 2020 at interest rate of 5.15% per annum. As of December 31, 2023, the outstanding balance of the principal was RMB80 million at an interest rate of 4.95% per annum. The loan will be due within one year.
On March 12, 2019, the Company entered into a credit facility agreement with Export-Import Bank of China in the aggregate principal amount of RMB200 million. The loan will mature on February 20, 2025. The Company drew-down the whole facility in 2019. The interest is calculated based on the five-year LPR multiplied by 110%, and shall be paid quarterly. The principal payments are required to be paid every 6 months over the term of loan commencing in October 2019. This loan is secured by the buildings and certain equipment and land-use rights owned by the Company with a carrying value of RMB563 million as of December 31, 2023. This loan shares collateral rights under YinHai financing lease signed on May 9, 2018 and the RMB200 million short-term loan signed on July 19, 2022 with The Export-Import Bank of China. As a condition of the loan arrangements, RMB14 million of cash is held as restricted cash by the Company as a compensating balance at the Company's bank until the principal is paid. As of December 31, 2023, the outstanding balance of the loan was RMB69 million at interest rate of 4.10% per annum, among which RMB46 million will be due within one year.
9. Bank borrowings - continued
Long-term debts - continued
On July 17, 2023, the Company entered into a three-year loan agreement with China Merchants Bank to borrow a maximum of RMB200 million for three years. The maximum interest rate is calculated as the one-year LPR minus 65 basis points. The loan requires quarterly interest payments. On July 19, 2023, the Company drew down RMB200 million at interest rate of 2.9% per annum. There are some financial covenants including revenue and asset-liability ratio related to this facility. The Company was fully in compliance with the covenants as of December 31, 2023. As of December 31, 2023, the outstanding loan amount was RMB200 million.
On August 25, 2023, the Company entered into a three-year loan agreement with Bohai Bank to borrow a maximum of RMB100 million for three years. The interest rate is calculated as the one-year LPR plus 40 basis points. The loan requires quarterly interest payments. On August 31, 2023, the Company drew down RMB20 million at interest rate of 3.85% per annum. As of December 31, 2023, the outstanding loan amount was RMB20 million.
On November 2, and December 25, 2023, the Company entered into three-year loan agreements with China Everbright Bank to borrow RMB30 million and RMB50 million at respective interest rate of 2.6% and 3.0% per annum. The interest rates were calculated respectively as five-year LPR minus 160 basis points and 120 basis points. As of December 31, 2023, the outstanding loan amount was RMB80 million.
On December 5 and 20, 2023, the Company entered into three-year loan agreements with Export-Import Bank of China to borrow respectively RMB50 million and RMB100 million, both at fixed interest rate of 2.70% per annum. The loans share collateral rights with the RMB200 million long-term loan signed on March 19, 2019 with the same bank. As of December 31, 2023, the outstanding amount of the loans was RMB150 million.
As of December 31, 2023, maturities of short-term debts and long-term debts are as follows:

December 31,	RMB	US$
2024	184,390	25,971
2025	44,560	6,276
2026	406,880	57,307
Total principal of debt	635,830	89,554
Less: debt issuance costs	(592)	(83)
Total principal of debt, less debt issuance costs	635,238	89,471

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

	Short-Term Debt		Long-Term Debt		Total
	RMB	US$	RMB	US$	RMB	US$
Principal amount	-	-	635,830	89,554	635,830	89,554
Less: debt issuance costs	-	-	(592)	(83)	(592)	(83)
Add: mature in one year	183,798	25,887	(183,798)	(25,887)	-	-
Total	183,798	25,887	451,440	63,584	635,238	89,471
Financing lease
On May 9, 2018 (the "Effective Date"), the Company entered into a lease finance agreement and a security agreement (the "Agreements") with YinHai Leasing Company and China Import/Export Bank (the "Lenders"). Pursuant to the Agreements, the Lenders agree to provide an aggregate of RMB400 million of financing to the Company (the "Lease Financing"). In exchange for the Lease Financing, the Company agrees to transfer title of its assembly and testing equipment to the Lenders, and the Lenders lease such equipment to the Company under a five-year lease arrangement, pursuant to which the Company makes quarterly lease payments to the Lenders consisting of principal and interest based on a repayment schedule mutually agreed by the parties. The interest under the Lease Financing is accrued based on the five-year LPR multiplied by 1.15. Under the Agreements, at the end of the five-year lease term, the Lenders agree to sell such equipment back to the Company for a nominal amount RMB0.001. The Company's obligations under the Lease Financing are secured by the land and building owned by the Company (the "Collateral").

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

9. Bank borrowings - continued
Financing lease – continued

The lease financing shares the collateral rights both with the loan of RMB 200 million signed on March 12, 2019 and the loan of RMB 200 million signed on July 19, 2022 with The Export-Import Bank of China. The proceeds from the Lease Financing were used primarily for the acquisition and installation of the 12-inch fabrication equipment and other expenses of the Company relating to the completion of the fabrication facility located in Chongqing. The Agreements contain customary representation, warranties and covenants, including restrictions on the transfer of the Collateral. The Agreements also contain customary events of default, including but are not limited to, failure to make payments and breach of material terms under the Agreements. On June 28, 2020, the parties entered into a modification to this agreement as a result of a change in the bank reference rate, pursuant to which the interest rate was changed to be the five-year LPR plus 0.8125%. Other terms of this agreement remain the same. As of December 31, 2023, the financing leases has been fully repaid.
10. Lease
The Company evaluates contracts for lease accounting at contract inception and assesses lease classification at the lease commencement date. Operating leases are included in operating lease ROU assets, operating lease liabilities and operating lease liabilities - long-term on the Company's balance sheets. Finance leases are included in property and equipment, finance lease liabilities and finance lease liabilities-long-term on the balance sheets. The Company recognizes a ROU asset and corresponding lease obligation liability at the lease commencement date where the lease obligation liability is measured at the present value of the minimum lease payments. As most of the leases do not provide an implicit rate, the Company uses its incremental borrowing rate at lease commencement. The Company uses an interest rate commensurate with the interest rate to borrow on a collateralized basis over a similar term with an amount equal to the lease payments. Operating leases are primarily related to offices facilities, employee apartments, and gas tank equipment. Lease agreements frequently include renewal provisions and require the Company to pay real estate taxes, insurance and maintenance costs. For operating leases, the amortization of the ROU asset and the accretion of its lease obligation liability result in a single straight-line expense recognized over the lease term. The finance lease is related to YinHai Leasing Company. The Company does not record leases on the balance sheet with a term of one year or less. Total lease expenses related to short-term leases were insignificant for the years ended December 31, 2022 and 2023.
The components of the Company's operating and finance lease expenses are as follows for the period presented:

	For the years ended
	2022	2023
	RMB	RMB	US$
Operating leases:
Fixed rent expense	11,582	12,075	1,700
Finance lease:
Amortization of equipment	36,092	4,539	639
Interest	5,030	358	50
Total lease expenses	52,704	16,972	2,389

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

10. Lease - continued
Supplemental balance sheet information related to the Company's operating and finance leases (Note) is as follows (in thousands, except lease term and discount rate):

	As of December 31,
	2022	2023
	RMB	RMB	US$
Operating leases:
ROU assets associated with operating leases	76,993	71,757	10,107

Weighted average remaining lease term (in years)
Operating leases	9.80	9.00
Finance leases	0.25

Weighted average discount rate
Operating leases	5.34%	5.35%
Finance leases	5.43%
Note: All collateralized assets related to finance leases were de-mortgaged as of December 31, 2023. The carrying amounts for the related assets as of December 31, 2022 and 2023 were respectively 142,817 and 124,572.
Supplemental cash flow information related to the Company's operating and finance lease is as follows:

	Years ended December 31,
	2022	2023
	RMB	RMB	US$
Cash paid from amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	11,176	12,226	1,722
Operating cash flows from finance lease	5,184	358	50
Financing cash flows from finance lease	108,000	23,000	3,239
Non-cash right-of-use assets obtained in acquisition for operating lease	10,194	2,853	402
Non-cash lease liabilities obtained in acquisition for operating lease	10,194	2,853	402
Future minimum lease payments are as follows as of December 31, 2023:

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

	Operating Lease Payment	Operating Lease Payment	Finance Lease Payment	Finance Lease Payment	Total Lease Payment	Total Lease Payment
Years ending December 31,	RMB	US$	RMB	US$	RMB	US$
2024	10,860	1,530	-	-	10,860	1,530
2025	10,362	1,459	-	-	10,362	1,459
2026	9,953	1,402	-	-	9,953	1,402
2027	9,683	1,364	-	-	9,683	1,364
2028	9,489	1,336	-	-	9,489	1,336
Thereafter	40,328	5,678	-	-	40,328	5,678
Total lease payments	90,675	12,769	-	-	90,675	12,769
Less: imputed interest	(17,838)	(2,510)	-	-	(17,838)	(2,510)
Total lease liabilities	72,837	10,259	-	-	72,837	10,259

11. Shareholders' Equity
In January 2022, certain third-party investors entered into investment agreements with the Company in total consideration of RMB509 million (US$80 million) to subscribe for the Company's equity interest ("2022 Financing"). As of December 31, 2022, the Company received all capital injection, of which RMB212,899 and RMB296,101 was recorded in paid-in capital and additional paid-in capital, respectively.
12. Share-based Compensation
On December 30, 2021, the Board of Directors approved a Share Incentive Plan ("Plan") to grant share-based compensation awards to attract, motivate, retain and reward its employees. Pursuant to the Plan, the Company reserved a total of 19,947,400 shares, of which15,752,900 restricted shares as of December 31, 2023 were granted to certain employees through the employee stock holding platforms (the "Platform"), which are several limited partnerships. Under the Plan, employees are eligible to subscribe such restricted shares at one US$ dollar per each. Vesting is subject to certain service and performance conditions, which includes a condition where employees are not entitled to transfer or redeem the share until the Company's ordinary shares become listed securities over 12 months, which substantially creates a performance condition. The subscription consideration of RMB79,302(US$11,875) has been fully collected by the Company by the end of the year ended December 31, 2022.
The fair value of each restricted share granted was determined at RMB15.20 (US$2.38) using the market approach by reference to the fair value of the ordinary share indicating by the Company’s most recent equity financing.
The following table discloses movements for the year ended December 31, 2023:

Number of restricted shares
As of January 1, 2023	15,752,900
Granted	-
As of December 31, 2023	15,752,900
Number of restricted shares expected to vest	10,319,832
The Company did not recognize any share-based compensation expenses for restricted shares as the listing of the Company is assessed to be not probable as of December 31, 2023.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

13. Income Tax Expense
Under PRC's Enterprise Income Tax Law ("EIT Law"), the statutory income tax rate is 25%, and the EIT rate will be reduced to 15% for the encouraged enterprises located in the western region which the company met the requirement, according to the taxation No.23 in 2020 announced by China Development and Reform Commission of the Ministry of Finance and the State Administration, from January 1, 2021 to December 31, 2030. Additionally, as a recognized semiconductor integrated circuit production entity, the Company is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years' tax losses. The Company has not entered into the first tax profitable year as of December 31, 2023. No provision for income taxes has been required to be accrued because the Company is in cumulative loss positions for the period presented. In 2023, the Company applied for Certified High and New Technology Enterprises (“HNTE”), thereby qualifying for an extended loss carryforward period of 10 years, increased from 5 years. To maintain its status as a HNTE, the Company must conduct an annual self-assessment to ensure it continues to meet the HNTE criteria; additionally, the Company must reapply for qualification every three years.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

13. Income Tax Expense – continued
A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years ended December 31,
	2022	2023
PRC Statutory income tax rate	25%	25%
Tax effect of non-deductible expenses in determining taxable profit	(10%)	0%
Research and development super deduction	251%	4%
Preferential tax rate	(10)%	(10)%
Changes in valuation allowance	(256)%	(19)%
Effective income tax rate	-	-

The principal components of the deferred tax assets are as follows:

	For the years ended December 31,
	2022	2023
	RMB	RMB	US$
Deferred tax assets:
Net loss carry-forward	136,691	153,610	21,636
Impairment provisions	2,260	3,205	451
Accrued warranty expenses	2,071	1,098	155
Accrued compensation	1,384	1,207	170
Deferred income of governmental subsidy	482	448	63
Accrued other expenses	3,498	2,174	306
Less: valuation allowance	(146,386)	(161,742)	(22,781)
Deferred tax assets, net	-	-	-
The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Company's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Company has determined that for the deferred tax assets on temporary differences and net operating loss carry forwards, it is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As such, the Company has fully provided valuation allowance for the deferred tax assets as of December 31, 2022 and 2023. No unrecognized tax benefits and related interest and penalties were recorded in the period presented. Amounts of operating loss carry forwards were approximately RMB1,004 million (US$141 million) for the year ended December 31, 2023, which are expected to expire through 2028.
The following table presents the movement of the valuation allowance:

	For the year ended December 31, 2023
	RMB	US$
Balance as of December 31, 2022	146,386	20,618
Provided	18,091	2,548
Reversed	(2,508)	(353)
Written off	-	-
Balance as of December 31, 2023	161,969	22,813

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

4. Related party transactions
The table below sets forth the major related parties and the relationship with the Company as of December 31, 2022 and 2023:

Company Name	Relationship with the Company
Alpha and Omega Semiconductor Limited and its subsidiaries ("AOS Group")	Shareholder

(a)Amounts due from related parties

Account	Name of related parties	As of December 31,
		2022	2023
		RMB	RMB	US$
Amounts due from related parties, net	AOS Group	241,954	153,990	21,689

The balances of amounts due from related parties as of December 31, 2022 and 2023 are related to sale of finished goods to AOS Group.
(b)Amounts due to related parties

Account	Name of related parties	As of December 31,
		2022	2023
		RMB	RMB	US$
Amounts due to related parties	AOS Group	96,376	65,612	9,242
The balances of amounts due to related parties as of December 31, 2022 and 2023 are related to purchase of raw materials (RMB86,449 and RMB55,522 as of December 31, 2022 and 2023, respectively) and equipment (RMB9,927 and RMB10,090, as of December 31, 2022 and 2023, respectively) from AOS Group.
(c)Sales and purchase with related parties

Accounts	Name of related parties	For the years ended December 31,
		2022	2023
		RMB	RMB	US$
Revenue from related parties	AOS Group	1,239,221	708,070	99,730
Other operating income, net from related parties	AOS Group	20,555	36	5
Purchase from related parties	AOS Group	430,585	64,252	9,050
For the years ended December 31, 2022 and 2023, all of the related parties balances and transactions are as above.
15. Commitments and Contingencies
As of December 31, 2023, the Company's commitments related to purchase of property and equipment contracted but not yet reflected in the financial statements were RMB102,125 which are expected to be incurred for the year ending December 31, 2024.
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.
As of December 31, 2023, the Company doesn't have any contingency related to unsettled litigation.
16. Subsequent events
The subsequent events were evaluated through August 20, 2024, which is the issuance date of the audited financial statements.
On January 19, 2024, the Company's shareholders approved to cancel and repurchase from the Platform 1,555,232 of issued restricted shares, which were granted to the eligible employees who had left the Company by December 31, 2023 at a total consideration of US$1,555. The Company cancelled additional 3,877,836 reserved restricted shares from the platform. As a result, a total number of outstanding restricted shares under the Share Incentive Plan decreased to 10,319,832.
On January 19, 2024, the Company's shareholder meeting resolved to approve the undertaking of RMB500 million equity financing proposed by certain potential investor(s), the valuation shall be subjected to further approval from the Company's board of director and shareholder meeting.

The Company repaid on February 1, 2024 certain long-term borrowings from China Development Bank totalling RMB117 million, and the collateralized assets with a net carrying value of RMB1,052 million was subsequently de-mortgaged.